SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry nº 1431 - 1

SUMMARY OF THE MINUTES OF THE 59th ANNUAL SHAREHOLDERS’ MEETING AND
188th EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: April 24, 2014 at 2:30 p.m.. 3. CALL NOTICE: Call notice was published in the “Official Gazette of the State of Paraná” and "Gazeta do Povo" newsletter. 4.“QUORUM”: Shareholders representing eighty-six point eighty-six percent (86.86%) of the voting capital and shareholders representing sixty-seven point fifty-six percent (67.56%) of preferred shareholders. 5. PRESIDING BOARD: UBIRAJARA AYRES GASPARIN – Chairman of Meetings; MAURICIO SCHULMAN – Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS TAKEN: 59th ANNUAL SHAREHOLDERS’ MEETING: ITEM 1 – the voting shareholders unanimously approved the Management Annual Report, the balance sheet and other financial statements for 2013 fiscal year; ITEM 2 – shareholders unanimously approved, according to decision already taken at the 144th Board of Directors’ Ordinary Meeting held on March 12, 2014, the Management proposal for allocation of net income for 2013, in the amount of R$1,072,559,550.70 and the following allocations: a) R$53,627,977.54 corresponding to 5% of net income to the Legal Reserve, pursuant to Article 40, Item II of the Company’s Bylaws; b) R$180,000,000.00 to pay interest on equity, in partial replacement of minimum mandatory dividends, pursuant to Articles 192 and 202 of Law n.º 6.404/1976, Article 9 and Paragraph 7 of Law 9.249 of December 26, 1995, Article 6 and Paragraphs of the Company’s Bylaws, which were already declared and prepaid on December 16, 2013, as per proposal made at the 2,074th Board of Executive Officers’ Meeting of November 11, 2013, approved at the 119th Board of Directors’ Extraordinary Meeting held on November 13, 2013; c) R$380,537,416.30 to complement the amount of minimum mandatory dividends, pursuant to Articles 192 and 202 of Law n.º 6.404/1976, Article 9 and Paragraph 7 of Law 9.249 of December 26,1995, Article 6 and Paragraphs of the Company’s Bylaws, as well as to pay dividends additional to the minimum mandatory dividends, of which R$145,039,000.00 were already declared and prepaid on December 16, 2013, as proposed at the 2,074th Board of Executive Officers’ Meeting of November 11, 2013, approved at the 119th Board of Directors’ Extraordinary Meeting held on November 13, 2013; According to the aforementioned legal and statutory provisions, the calculation basis of dividends is obtained from net income, deducted from the quote earmarked to the legal reserve. However, said calculation basis was added by equity valuation adjustments, referred to by item 28 of ICPC nº 10, so that to annul the effect caused to results due to higher depreciation expenses, deriving from the adoption of accounting standards set forth by ICPC, as well as the Brazilian Accounting Pronouncement CPC nº 27 – Property, Plant and Equipment –, whose amount in 2013, net of income tax and social contribution was R$102,143,259.43. This procedure reflects the Company’s shareholders compensation policy proposed at the 1,943rd Board of Executive Officers’ Meeting held on March 21, 2011, approved at the 132nd Board of Directors’ Ordinary Meeting held on March 23, 2011 and approved at the 56th Annual Shareholders’ Meeting held on April 28, 2011. Therefore, this policy shall be practiced during realization of entire equity valuation adjustment reserve. Hence, the calculation basis amounts and minimum mandatory dividends are R$1,121,074,832.59 and R$280,268,708.15, respectively. As provided for in items 10, 11 and 24 of ICPC nº 08 (R1) – Accounting for Dividends Payment proposal –, combining with Item III of CVM Resolution nº 683 of August 30,2012, the amount of dividends proposed herein, exceeding the minimum mandatory dividends, is R$264,160,916.92. However, due to the proposal made at the 2,074th Board of Executive Officers’ Meeting held on November 11, 2013, approved at the 119th Board of Directors’ Extraordinary Meeting held on November 13, 2013, the Company prepaid R$308,931,208.77 to shareholders, net of withholding income tax. This anticipation exceeds the minimum mandatory dividends at R$28,662,500.62, which in turn, resulted in a negative adjustment to the original amount of proposed dividends exceeding the minimum mandatory dividends, whose adjusted amount will be R$235,498,416.30. This amount will be kept in reserve under the Company’s shareholders’ equity, in “Additional proposed dividend”, until the resolution on this proposal at the 59th Annual Shareholders’ Meeting, and if approved, it shall be transferred to current liabilities’ specific item; d) R$560,537,416.29, corresponding to the remaining net income for the year added by realization of equity valuation reserve, such as the Profit Retention Reserve, aiming at ensuring the Company’s Capex plan, pursuant to Article 196 of Law nº 6.404/1976. The profit retention reserve amount corresponds to the sum of remaining balance of net income for the year (after legal reserve, interest on equity and dividends) adding to the retained earnings account deriving from adjustments to equity valuation verified in 2013, referred to by item 28 of ICPC nº 10, in the amount of R$102,143,259.43; and e) R$78,000,000.00, to be paid to employees by Parent Company and by wholly-owned subsidiaries as interest referring to the integration between capital and work and incentive to productivity; ITEM 3 – the following members were re-elected by majority of voting shareholders to compose the Fiscal Council during the 2014/2015 term of office: a) as sitting members: Joaquim Antonio Guimarães de Oliveira Portes; Nelson Leal Junior; José Tavares da Silva Neto and Carlos Eduardo Parente de Oliveira Alves; and b) as deputy members: Osni Ristow; Roberto Brunner; Gilmar Mendes Lourenço; and Flavio Jarczun Kac. It is hereby declared that no appointment was made for the Fiscal Council by minority common shareholders, and such position remains vacant, which may be filled in at the next Shareholders’ Meeting; ITEM 4 – shareholders unanimously approved the annual overall amount, including charges, of Management and Fiscal Council members’ compensation of up to R$9,807,700.00 for 2014 fiscal year;
188th EXTRAORDINARY SHAREHOLDERS’ MEETING:
ITEM 1 – shareholders unanimously approved to adjust “caput” of Article 4 according to the prerogative provided for in Paragraph 1, Article 7, both of the Company’s Bylaws, due to conversion of Class A preferred shares (PNA) into Class B preferred shares (PNB) as requested by shareholders, which shall have the following wording: Article 4 – The paid-up capital stock is six billion, nine hundred, ten million reais (R$6,910,000,000.00), represented by two hundred, seventy-three million, six hundred, fifty-five thousand, three hundred and seventy-five (273,655,375) non-par shares of which one hundred, forty-five million, thirty-one thousand and eighty (145,031,080) are common shares and one hundred, twenty-eight million, six hundred, twenty-four thousand, two hundred and ninety-five (128,624,295) are preferred shares and of which three hundred, eighty-one thousand, five hundred and nine (381,509) are class “A” preferred shares and one hundred, twenty-eight million, two hundred, forty-two thousand, seven hundred and eighty-six (128,242,786) are class “B” preferred shares.
ITEM 2 – Mr. Luiz Eduardo da Veiga Sebastiani is elected by majority voting shareholders as member of the Company's Board of Directors to complete the 2013/2015 term of office. SIGNATURES: UBIRAJARA AYRES GASPARIN – representing the State of Paraná and Chairman of Meetings; MAURICIO SCHULMAN – Chairman of Copel’s Board of Directors; LINDOLFO ZIMMER – Company’s Chief Executive Officer and Executive Secretary of the Board of Directors; JOAQUIM ANTONIO G. DE O. PORTES – Chairman of the Fiscal Council;
JOÃO ALBERTO DIAS PANCERI – KPMG Auditores Independentes; CAMILA PUPO PALOMARES - THE BANK OF NEW YORK ADR DEPARTMENT; ALICE BRAGA BOYNARD -BNDES PARTICIPAÇÕES S.A.; RICARDO JOSÉ MARTINS GIMENEZ - CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; NORGES BANK; SUNSUPER POOLED SUPERANNUATION TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WISDOMTREE EMERGING

MARKETS SMALLCAP DIVIDEND FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND, LLC; ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CAUSEWAY EMERGING MARKETS FUND; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; DGAM EMERGING MARKETS EQUITY FUND LP; DOMINI INTERNATIONAL SOCIAL EQUITY FUND; DOMINION RESOURCES, INC. MASTER TRUST; DREYFUS INVESTMENT FUNDS - DREYFUS/THE BOSTON COMPANY EMERGING MARKETS CORE EQUITY FUND; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; DUPONT PENSION TRUST; EGSHARES BRAZIL INFRASTRUCTURE ETF; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMERGING MKTS EQTY MGRS: PORTFOLIO 1 OFFSHORE MASTER L.P.; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; ENSIGN PEAK ADVISORS, INC.; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; EXELON CORPORATION PENSION MASTER RETIREMENT TRUST; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FRANCISCAN ALLIANCE, INC; FUTURE FUND BOARD OF GUARDIANS; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; GMO FUNDS PLC; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO INTERNATIONAL SMALL COMPANIES FUND; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ING EMERGING MARKETS INDEX PORTFOLIO; ING MFS UTILITIES PORTFOLIO; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; ISHARES VI PUBLIC LIMITED COMPANY; JOHN

DEERE PENSION TRUST; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUBLIC LIMITED COMPANY; LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; MANULIFE ASSET MANAGEMENT EMERGING MARKETS EQUITY POOLED FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MERCER EMERGING MARKETS EQUITY FUND; MFS VARIABLE INSURANCE TRUST - MFS UTILITIES SERIES; MFS VARIABLE INSURANCE TRUST II - MFS UTILITIES PORTFOLIO; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; MUNICIPAL EMPLOYEES RETIREMENT SYSTEM OF MICHIGAN; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; ONTARIO TEACHERS PENSION PLAN BOARD; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; PICTET - EMERGING MARKETS INDEX; PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PPL SERVICES CORPORATION MASTER TRUST; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RAYTHEON COMPANY MASTER TRUST; REGIME DE RENTES DU MOUVEMENT DESJARDINS; SAN DIEGO GAS

& ELEC CO NUC FAC DEC TR QUAL; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTIA LATIN AMERICAN FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; SSGA EMERGING MARKETS INDEX PLUS NON-LENDING COMMON TRUST FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF OREGON; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCED EMERGING MARKETS EQUITY FUND; STICHTING PENSIOENFONDS VAN DE ABN AMRO BANK NV; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF LOUISIANA; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; THE GLENMEDE FUND, INC. PHILADELPHIA INTERNATIONAL EMERGING MARKETS FUND; THE GMO EMERGING MARKETS FUND; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE WASHINGTON UNIVERSITY; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; THRIVENT PARTNER WORLDWIDE ALLOCATION PORTFOLIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRILOGY INVESTMENT FUNDS PLC; UAW RETIREE MEDICAL BENEFITS TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS;

VIRGINIA RETIREMENT SYSTEM; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WHEELS COMMON INVESTMENT FUND; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MISSOURI EDUCATION PENSION TRUST; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; SBC MASTER PENSION TRUST; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE HARTFORD CAPITAL APPRECIATION II FUND, A SERIES OF THE HARTFORD MUTUAL FUNDS, INC.; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; BEST INVESTMENT CORPORATION; AMUNDI FUNDS; FDA 21; GRD21; BNP PARIBAS TRUST SERVICES SINGAPORE LIMITED AS TRUSTEE OF NIKKO AM GLOBAL DIVIDEND EQUITY FUND; POLO FUNDO DE INVESTIMENTO EM AÇÕES; VINSON FUND LLC.; POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; DENISE TEIXEIRA GOMES –Secretary.

The full text of the Minutes of the 59th Annual Shareholders’ Meeting and 188th Extraordinary Shareholders’ Meeting was recorded on pages 119 to 130 of Book nº 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under n° 08/167840-1 on July 16,2008.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.